SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO

                                   RULE 13E-3
                              TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                   and Rule 13e-3 (ss. 240.13e-3) thereunder.)

                     PROFESSIONAL DENTAL TECHNOLOGIES, INC.
                                (Name of Issuer)

                     PROFESSIONAL DENTAL TECHNOLOGIES, INC.
             WILLIAM T. EVANS, J. ROBERT LEMON, AND TIMOTHY A. NOLAN
                       (Name of Persons Filing Statement)

                                  Common Stock,
                                 $0.01 par value
                         (Title of Class of Securities)

                                    74312H100
                      (CUSIP Number of Class of Securities)

        Frank H. Newton, III               Thomas F. Cooney, III, Esquire
Professional Dental Technologies, Inc.      Kirkpatrick & Lockhart, LLP
        633 Lawrence Street             1800 Massachusetts Avenue N.W.,2nd Floor
      Batesville, Arkansas 72501             Washington, D.C. 20036-1800
           870-698-2300                            202-778-9076

                (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications on Behalf of
                            Persons Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-1), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (Sec. 240.13e-3(c)) under the
       Securities Exchange Act of 1934.
b. [ ] The filing of a registration  statement  under the Securities Act of 1933
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee

--------------------------------------------------------------------------------
               TRANSACTION VALUE          AMOUNT OF FILING FEE*
--------------------------------------------------------------------------------

                  $650,000.00                        $130.00
--------------------------------------------------------------------------------

      * Fee based on 1/50th of 1% of the anticipated purchase price of fractional shares resulting from the proposed reverse stock split.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:      $130.
                        -------------------------------------------------------
Form or Registration Number:     SC13E3
                              -------------------------------------------------
Filing Party:            PROFESSIONAL DENTAL TECHNOLOGIES, INC.
               ----------------------------------------------------------------
Date Filed:               4/22/99
               ----------------------------------------------------------------

ITEM 16.  ADDITIONAL INFORMATION.

   It is expected that the owners of more than the necessary majority of the shares of common stock entitled to vote on the Proposed Amendment (including, without limitation, all shares owned by the persons listed on Exhibit 1 to this Schedule and any shares controlled by them) will vote in favor of the Proposed Amendment, and, accordingly that such amendment will receive the necessary approval from stockholders entitled to vote on the question. Upon receipt of stockholder approval, the Company expects to move quickly to implement the Proposed Amendment and the reverse stock split authorized by such amendment. A copy of the Stockholders Agreement, which governs the voting and disposition of approximately 85% of the Common Stock of the Company, held by the Affiliated Stockholders and others, is attached hereto as Exhibit 8.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

(c) A copy of the Stockholders Agreement, which governs the voting and disposition of approximately 85% of the Common Stock of the Company, held by the Affiliated Stockholders and others, is attached hereto as Exhibit 8.

(d) All disclosure materials to be furnished to the stockholders of the Company in connection with the Proposed Amendment and reverse stock split pursuant to Rule 13e-3(d) (Section 240.13e-3(d) are attached hereto as Exhibit 9.

                                LIST OF EXHIBITS

1. Identity and Background of Directors, Executive Officers, and Controlling Persons of the Company.

2.   Proposed Amendment to the Company's Certification of Incorporation.

3.   Fairness Opinion of Economic and Financial Consulting Group, Inc.

4.   Pro Forma Consolidated Balance Sheet as of April 30, 1999 and Notes.

5. Pro Forma Consolidated Statement of Income for the year ended October 31, 1998 and Notes.

6. Pro Forma Consolidated Statement of Income for the quarter ended April 30, 1999 and Notes.

7. Nevada Revised Statutes, Title 7, Chapter 92A.300 - 92A.500 (Dissenters' Rights).

8.   Form of Shareholders' Agreement. (filed herewith)

9. Preliminary Proxy Statement on Schedule 14A filed June 30, 1999. (filed herewith)

                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


6/30/99                             /s/ William T. Evans
-------------------                 -------------------------------------
      (Date)                        William T. Evans
                                    President, CEO, Director, Controlling Person



6/30/99                             /s/ J. Robert Lemon
-------------------                 -------------------------------------
      (Date)                        J. Robert Lemon
                                    Director, Controlling Person



6/30/99                             /s/ Timothy A. Nolan
-------------------                 -------------------------------------
      (Date)                        Timothy A. Nolan
                                    Director, Controlling Person